August 29, 2022

VIA EDGAR & FEDERAL EXPRESS

Joanna Lam

Raj Rajan

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Granite Ridge Resources, Inc.

Form S-4 Registration Statement

Filed May 16, 2022

File No. 333-264986

Ladies and Gentlemen:

This letter sets forth the responses of Granite Ridge Resources, Inc. (the “Company”) to oral comments received from the staff of the Divisions of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on August 23, 2022 with respect to the Company’s Amendment No. 2 to its Registration Statement on Form S-4, filed on August 11, 2022, File No. 333-264986 (the “Registration Statement”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, each of the Staff’s oral comments is reprinted in bold below, followed by the Company’s responses thereto.

Registration Statement on Form S-4 Amendment No. 2, filed August 11, 2022

1.

Oral Comment: In your response to Comment #6, you noted that full control is granted to the general partners of each of the Funds and that the limited partners do not participate in running the business, have no voting rights and no participation rights. Please clarify, in your supplemental response, who are the general partners of each Fund, who are the members of the general partners of each Fund, and what percentage ownership do they each hold.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

Response:

In response to the Staff’s comment, the general partner (“GP”) of each of the Funds, the members of the respective GPs, and the respective ownership percentages of each such members are described below. Please see the expanded organization structures below:

Fund I: Grey Rock Energy Partners GP, L.P. is the GP of Fund I. Its general partner is Grey Rock Energy Partners GP, LLC (“Fund I GP”). GREP Founders, LLC has a 65% ownership interest in Fund I GP, and Exceptional Alliance, LP has a 35% ownership interest in Fund I GP. The ownership of GREP Founders, LLC consists of three unrelated persons, each with 33.33% membership interest. The Fund I GP has delegated responsibility for effectuating Fund I’s investment program and the making of investment, acquisition and disposition decisions for Fund I to an investment committee comprised of Griffin Perry, Matt Miller and Kirk Lazarine.

Fund II: Grey Rock Energy Partners GP II, L.P. is the GP of Fund II. Its general partner is GREP GP II, LLC (“Fund II GP”). GREP Founders, LLC has an 80% ownership interest in Fund II GP and Exceptional Alliance, LP has a 20% ownership interest in Fund II GP. The ownership of GREP Founders, LLC consists of three unrelated persons each with 33.33% ownership interest. The Fund II GP has delegated responsibility for effectuating Fund II’s investment program and the making of investment, acquisition and disposition decisions for Fund II to an investment committee comprised of Griffin Perry, Matt Miller and Kirk Lazarine.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

Fund III: Grey Rock Energy Partners GP III, L.P. is the GP of Fund III. Its general partner is GREP GP III, LLC (“Fund III GP”). GREP 2018 Partners GP, LLC has a 92.75% ownership interest in Fund III GP and Exceptional Alliance, LP has a 7.25% ownership interest in Fund III GP. The ownership of GREP 2018 Partners GP, LLC consists of four unrelated persons each with their respective ownership interest presented below. The Fund III GP has delegated responsibility for effectuating Fund III’s investment program and the making of investment, acquisition and disposition decisions for Fund III to an investment committee comprised of Griffin Perry, Matt Miller and Kirk Lazarine.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

2.	Oral Comment: In your supplemental response to Comment #6, who will be the general partner of the combined GREP entity as a result of the GREP Formation Transaction?

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

Immediately prior to the closing of the Business Combination, the Funds and the Existing GREP Members will contribute the properties of each of the Funds to GREP as part of the GREP Formation Transaction. The diagram below illustrates what the ownership of GREP will look like immediately following the contribution of the properties of the Funds to GREP but prior to the closing of the Business Combination:

The Company referred to the guidance provided in FASB Technical Bulletin (“FTB 85-5”), given the high degree of common ownership across the Funds, to evaluate whether a substantive economic change occurred in the GREP Formation Transaction. Paragraph 6 of FTB 85-5 states, in part:

“...if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by the shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.”

Based on the Company’s analysis of the GREP Formation Transaction, with consideration to the guidance above, management concluded there will be no substantive change to the ownership interests of Fund I GP, Fund II GP, or Fund III GP or the limited partner interests within each Fund. As control of each Fund will remain with its respective general partner, there will not be a substantive economic change with respect to the Funds pre and post transaction. Therefore, management concluded that the transaction will be accounted for as a common control transaction and the GREP Formation Transaction would combine Fund I, Fund II and Fund III at historical cost.

3.

Oral Comment: In consideration of your supplemental responses to Comment #6, please provide additional support as to why the ongoing management structure is a determinative factor in the conclusion that Fund I is the accounting acquirer and predecessor.

Response:

In response to the Staff’s comment and consideration of the proposed treatment of the GREP Formation Transaction discussed above, the Company reevaluated whether the ongoing management structure should be the most determinative factor in its assessment of the accounting acquirer or whether other factors should be provided more weight.

As noted within ASC 805-10-55-10 through 55-15, when determining the accounting acquirer, factors to consider may include relative voting rights, ongoing management structure, the size of the entities and the relative fair value of the entities.

As noted within our previous response to the Staff, dated August 11, 2022, the Company considered which Fund represented the majority of the combined company that filed the registration statement. Whichever entity comprises the majority of the company conducting the offering is typically the accounting acquirer. Management concluded that Fund III will comprise the most significant portion of Granite Ridge Resources, Inc., both from a historical net asset basis and an estimated fair value basis, on the effective date of the transaction.

The aforementioned considerations further demonstrate that Fund III will be identified as the accounting acquirer.

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

As noted within our previous response to the Staff, dated August 11, 2022, the ongoing management structure was also considered a determinative factor in the identification of the predecessor. While management believes this is an important factor in the analysis, it also reviewed the total assets and estimated fair values of the Funds at March 31, 2022, as detailed below.

Fund I		Fund II		Fund III
Total Assets	Est. Fair Value	Total Assets	Est. Fair Value	Total Assets	Est. Fair Value
$17.1M	$29.6M	$183M	$316.0M	$400.2M	$954.4M

Given the significant difference in the total assets and fair value of Fund III, the Company considered the financial statement presentation assuming Fund I as the predecessor in the Form S-4/A and Fund II and Fund III under Rule 3-05 of Regulation S-X. Under such a presentation, the financial statements of Fund II and Fund III would not be included in filings under the Securities Exchange Act of 1934 and Management’s Discussion and Analysis would not be required. The Company concluded that this presentation could deprive shareholders of meaningful information given the estimated disparity in the size of the Funds on the effective date. As such, this further demonstrates that Fund III will be considered the accounting acquiror and predecessor.

***

Based on the responses above, the Company proposes to set forth the following revisions in an amendment to the Registration Statement:

•	Unaudited condensed combined pro forma financial statements:

•

The Company will revise and update disclosures associated with the GREP Formation Transaction to reflect that it will be accounted for as a common control transaction, whereby the Funds will be combined at historical cost.

•	The Company will revise and update disclosures and financial information related to the determination that Fund III is the accounting acquiror and predecessor.

•	Fund III Combined Financial Statements:

•

The Company will include the audited combined balance sheets of Fund III as of December 31, 2021 and 2020, and the related combined statements of operations, changes in partners’ capital and cash flows for each of the years in the three year period ended December 31, 2021 and related notes, in accordance with PCAOB standards.

•	The Company will revise “Grey Rock’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for Fund III to include a discussion of fiscal year 2019.

•	Registration Statement:

Joanna Lam

Raj Rajan

U.S. Securities & Exchange Commission

August 29, 2022

•	The Company will revise and update disclosures to refer to Fund III as the accounting acquiror and predecessor in the Business Combination.

•	Fund I and Fund II Financial Information

•

The Company will continue to include the existing financial statements and disclosure under “Grey Rock’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for Fund I and Fund II.

The Company believes the foregoing fairly responds to the Staff’s oral comments dated August 23, 2022 and is prepared to provide the Staff with supplemental information, as needed. The Company respectfully requests to set up a call with the Staff to discuss the proposed amendments to the Registration Statement and provide any additional supplemental information requested. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer, at (713) 836-3334 or Anne G. Peetz at (713) 836-3711.

Sincerely,

/s/ Alex J. Dunn
Name: Alex J. Dunn
Title: Chief Executive Officer and Chief Financial Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Christian Nagler, Kirkland & Ellis LLP

Wayne Williams, Kirkland & Ellis LLP

Anne G. Peetz, Kirkland & Ellis LLP